UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                                COMMERCE BANCORP
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    200519106
                                 (CUSIP Number)

                                February 17, 2005
             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

         [ ] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [ ] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 200519106                                            Page 2 of 9 Pages
--------------------------------------------------------------------------------


------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON

                               Basswood Capital Management, LLC

             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                         (b)  X
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                               Delaware
------------------------- -------- ---------------------------------------------
                             5     SOLE VOTING POWER

        NUMBER OF                                    -0-
                          -------- ---------------------------------------------
         SHARES              6     SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                                     4,222,313 shares
                          -------- ---------------------------------------------
          EACH               7     SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                                      -0-
                          -------- ---------------------------------------------
          WITH               8     SHARED DISPOSITIVE POWER

                                                     4,222,313 shares
------------ -------------------------------------------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               4,222,313  shares
------------ -------------------------------------------------------------------
    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*                                     |_|

------------ -------------------------------------------------------------------
    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                               5.3%
------------ -------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON*
                               OO
------------ -------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 200519106                                            Page 3 of 9 Pages
--------------------------------------------------------------------------------


------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON

                               Matthew Lindenbaum

             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                         (b)  X
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                               United States
------------------------- -------- ---------------------------------------------
                             5     SOLE VOTING POWER

        NUMBER OF                                    1,528 shares
                          -------- ---------------------------------------------
         SHARES              6     SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                                     4,222,313 shares
                          -------- ---------------------------------------------
          EACH               7     SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                                      1,528 shares
                          -------- ---------------------------------------------
          WITH               8     SHARED DISPOSITIVE POWER

                                                     4,222,313 shares
------------ -------------------------------------------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               4,223,841  shares
------------ -------------------------------------------------------------------
    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*                                     |_|

------------ -------------------------------------------------------------------
    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                               5.3%
------------ -------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON*
                               IN
------------ -------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 200519106                                            Page 4 of 9 Pages
--------------------------------------------------------------------------------


------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON

                               Bennett Lindenbaum

             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                         (b)  X
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                               United States
------------------------- -------- ---------------------------------------------
                             5     SOLE VOTING POWER

        NUMBER OF                                    1,707 shares
                          -------- ---------------------------------------------
         SHARES              6     SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                                     4,222,313 shares
                          -------- ---------------------------------------------
          EACH               7     SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                                      1,707 shares
                          -------- ---------------------------------------------
          WITH               8     SHARED DISPOSITIVE POWER

                                                     4,222,313 shares
------------ -------------------------------------------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               4,224,020  shares
------------ -------------------------------------------------------------------
    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*                                     |_|

------------ -------------------------------------------------------------------
    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                               5.3%
------------ -------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON*
                               IN
------------ -------------------------------------------------------------------

Item 1(a).   Name of Issuer:

                  Commerce Bancorp

Item 1(b).   Address of Issuer's Principal Executive Offices:

                  Commerce Atrium
                  1701 Route 70 East
                  Cherry Hill, NJ  08034-5400

Items 2(a)   Name and Principal Business Address of Person Filing:
and 2(b).

         This Schedule is being jointly filed by:

          (i) Basswood Capital Management, LLC, a Delaware limited liability company ("Basswood"), which acts as investment advisor to one or more private investment partnerships (the "Partnerships"), offshore investment funds (the "Funds") and institutional managed accounts (the "Managed Accounts"), with respect to the shares held by the Partnerships, the Funds and the Managed Accounts (such shares are referred to herein as the "Basswood Shares");

          (ii) Matthew Lindenbaum, a Managing Member of Basswood, with respect to the Basswood Shares, and shares owned directly by Mr. Lindenbaum; and

          (iii) Bennett Lindenbaum, a Managing Member of Basswood, with respect to the Basswood Shares, and shares owned directly by Mr. Lindenbaum.

           The principal business address of each reporting person is 645 Madison Avenue, 10th Floor, New York, New York 10022.

Item 2(c).   Citizenship:

          (i) Basswood Capital Management, LLC is a Delaware limited liability company.
          (ii) Messrs. Lindenbaum are United States citizens.

Item 2(d).   Title of Class of Securities:

                  Common Stock

Item 2(e).   CUSIP Number:

                  200519106

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

         (a) [ ] Broker or Dealer registered under section 15 of the Act,

         (b) [ ] Bank as defined in section 3(a)(6) of the Act,

         (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act,

         (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

         (e) [ ] An investment adviser in accordance with ss.
                240.13d-1(b)(1)(ii)(E),

         (f) [ ] An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F),

         (g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G),

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940,

         (j) [ ] A group, in accordance with ss. 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

            The following states the beneficial ownership of the reporting persons as of February 17, 2005. This report relates to (A) the same shares of Common Stock which may be deemed to be owned (i) directly (in the aggregate) by the Partnerships, the Funds, and the Managed Accounts, none of which individually beneficially own more than 5% of the class; (ii) indirectly by Basswood Capital Management, LLC, in its capacity as investment advisor to the Partnerships, the Funds and the Managed Accounts; and (iii) indirectly by Messrs. Lindenbaum, who, as principals of Basswood Capital Management, LLC, have the power to direct the vote or disposition of such securities, and (B) shares of Common Stock owned directly by each of the Messrs. Lindenbaum.

         Basswood Capital Management, LLC:
         --------------------------------

         (a)  Amount beneficially owned:  4,222,313 shares

         (b)  Percent of class: 5.3%

         (c)  Number of shares as to which such person has:

               (i)  Sole power to vote or to direct the vote: None
               (ii) Shared power to vote or to direct the vote: 4,222,313 shares
               (iii) Sole power to dispose or to direct the disposition of: None
               (iv) Shared power to dispose or to direct the disposition of:
                    4,222,313 shares

         Matthew Lindenbaum:
         ------------------

         (a)  Amount beneficially owned:  4,223,841 shares

         (b)  Percent of class: 5.3%

         (c)  Number of shares as to which such person has:

               (i)  Sole power to vote or to direct the vote: 1,528 shares
               (ii) Shared power to vote or to direct the vote: 4,222,313 shares
               (iii) Sole power to dispose or to direct the disposition of:
                    1,528 shares
               (iv) Shared power to dispose or to direct the disposition of:
                    4,222,313 shares

         Bennett Lindenbaum:
         ------------------

         (a)  Amount beneficially owned:  4,224,020 shares

         (b)  Percent of class:  5.3%

         (c)  Number of shares as to which such person has:

               (i)  Sole power to vote or to direct the vote: 1,707 shares
               (ii) Shared power to vote or to direct the vote: 4,222,313 shares
               (iii) Sole power to dispose or to direct the disposition of:
                    1,707 shares
               (iv) Shared power to dispose or to direct the disposition of:
                    4,222,313 shares

Item 5.  Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

                  The Partnerships, the Funds, and the Managed Accounts have the right to receive dividends from and the proceeds of the sale of the subject securities owned by such entities. None of such parties individually owns beneficially more than 5% of the class.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

Item 8.  Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.  Notice of Dissolution of Group.

                  Not applicable.

Item 10.  Certification.

                  By signing below I (we) certify that, to the best of my (our) knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my (our) knowledge and belief, I
(we) certify that the information set forth in this statement is true, complete and correct.

Dated:  February 28, 2005
                                             Basswood Capital Management, LLC

                                             /s/ Matthew Lindenbaum
                                             ----------------------
                                             By:  Matthew Lindenbaum
                                             Title: Managing Member


                                             /s/ Matthew Lindenbaum
                                             ----------------------
                                             Matthew Lindenbaum, an individual**


                                             /s/ Bennett Lindenbaum
                                             ----------------------
                                             Bennett Lindenbaum, an individual**

** These Reporting Persons disclaim beneficial ownership with respect to the Basswood Shares as defined and reported herein except to the extent of their pecuniary interest therein.

                             Joint Filing Agreement

Basswood Capital Management, LLC, a Delaware limited liability company, and Matthew and Bennett Lindenbaum, each an individual, hereby agree to file jointly the statement on Schedule 13G to which this Agreement is attached and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning any other party unless such party knows or has reason to believe such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G, and any amendments thereto, filed on behalf of each of the parties hereto.

Dated:  February 28, 2005

                                             Basswood Capital Management, LLC

                                             /s/ Matthew Lindenbaum
                                             ----------------------
                                             By:  Matthew Lindenbaum
                                             Title: Managing Member


                                             /s/ Matthew Lindenbaum
                                             ----------------------
                                             Matthew Lindenbaum, an individual


                                             /s/ Bennett Lindenbaum
                                             ----------------------
                                             Bennett Lindenbaum, an individual